Exhibit 99.1

Unaudited Condensed Interim Financial Statements for the three and six month period ended June 30, 2026 and June 30, 2025.

DEEP SEA MINERALS CORP.

(Formerly “Copperhead Resources Inc.”)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2026 and December 31, 2025

(Expressed in Canadian Dollars)

	As at June 30, 2026	As at December 31, 2025
	$	$
Assets
Current Assets
Cash	1,636,943	99,735
Other receivables (Note 4)	58,748	4,849
Prepaid expenses and deposits (Note 5)	352,548	-
Total Assets	2,048,239	104,584

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 6)	91,856	140,567
Amounts due to related parties (Note 12)	4,837	11,029
Total Current Liabilities	96,693	151,596

Shareholders’ Equity (Deficit)
Share capital (Note 8)	4,815,167	823,188
Shares to be issued (Note 8)	1,750	-
Contributed surplus (Note 9)	172,529	13,973
Warrants reserve (Note 10)	117,585	-
Restricted share units reserve (Note 11)	495,699	-
Accumulated other comprehensive loss	(4,373)	-
Accumulated deficit	(3,646,811)	(884,173)
Total Shareholders’ Equity (Deficit)	1,951,546	(47,012)
Total Liabilities and Shareholders’ Equity (Deficit)	2,048,239	104,584

Nature of operations and going concern (Note 1)

Subsequent events (Note 17)

Approved and authorized for issue on behalf of the Board of Directors on August 11, 2026:

“Anthony Zelen” (signed)	“Geoffrey Balderson” (signed)
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

	Three Months ended June 30,		Six Months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Operating Expenses
Advertising and marketing	589,422	-	745,360	-
Professional and consulting fees (Note 12)	422,799	11,870	672,941	33,378
Stock-based compensation (Notes 9 and 11)	589,653	-	668,227	-
General and administrative (Note 14)	193,771	952	369,351	1,405
Management and director fees (Note 12)	81,849	-	155,849	-
Listing and filing fees	64,619	8,253	104,487	15,059
Travel, meals and entertainment	42,999	-	55,411	-
Exploration and evaluation expenditures (Note 13)	-	-	-	154
Operating Loss	(1,985,112)	(21,075)	(2,771,626)	(49,996)

Other Income and Expenses
Finance income	-	2,978	103	4,106
Foreign exchange loss	(5,137)	-	(5,088)	-
Net Loss	(1,990,249)	(18,097)	(2,776,611)	(45,890)

Other Comprehensive Loss
Exchange loss on translation of foreign operations	(2,103)	-	(4,373)	-
Comprehensive Loss	(1,992,352)	(18,097)	(2,780,984)	(45,890)

Weighted Average Number of Shares Outstanding (1)	47,824,333	26,707,400	43,502,902	25,784,858

Net Loss per Share – basic and diluted (1)	(0.04)	(0.00)	(0.06)	(0.00)

(1)	Adjusted to reflect the 2 for 1 Share Split completed on May 26, 2026 (see Note 1)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

	Number of Common	Share	Shares to be	Contributed	Warrants	Restricted Share Units	Accumulated Other Comprehensive	Accumulated
	Shares (1)	Capital	Issued	Surplus	Reserve	Reserve	Loss	Deficit	Total
	#	$	$	$	$	$	$	$	$
Balance, December 31, 2024	23,647,400	705,438	-	77,849	-	-	-	(633,880)	149,407
Issuance of shares from private placement (Note 8)	500,000	18,750	-	-	-	-	-	-	18,750
Issuance pf shares pursuant to AP settlement (Note 8)	1,960,000	73,500	-	-	-	-	-	-	73,500
Issuance pursuant to option agreement (Notes 8 and 13)	600,000	25,500	-	-	-	-	-	-	25,500
Expiry of stock options (Note 9)	-	-	-	(7,985)			7,985	-	-
Net loss for the period	-	-	-	-	-	-	-	(45,890)	(45,890)
Balance, June 30, 2025	26,707,400	823,188	-	69,864	-	-	7,985	(679,770)	221,267
Balance, December 31, 2025	26,707,400	823,188	-	13,973	-	-	-	(884,173)	(47,012)
Issuance of shares from private placement (Note 8)	21,100,850	4,220,170	-	-	-	-	-	-	4,220,170
Share issue costs (Note 8)	-	(129,211)	-	-	-	-	-	-	(129,211)
Share issue costs - finder’s warrants (Notes 8 and 10)	-	(145,991)	-	-	145,991	-	-	-	-
Stock-based compensation (Notes 9 and 11)	-	-	-	172,529	-	495,699	-	-	668,228
Forfeitues of stock options (Note 9)	-	-	-	(13,973)	-	-	-	13,973	-
Exercise of finders’ warrants (Notes 8 and 10)	93,026	47,011	1,750	-	(28,406)	-	-	-	20,355
Exchange differences on translating foreign operations	-	-	-	-	-	-	(4,373)	-	(4,373)
Net loss for the period	-	-	-	-	-	-	-	(2,776,611)	(2,776,611)
Balance, June 30, 2026	47,901,276	4,815,167	1,750	172,529	117,585	495,699	(4,373)	(3,646,811)	1,951,546

(1)	Adjusted to reflect the 2 for 1 Share Split completed on May 26, 2026 (see Note 1)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

	Three Months ended June 30,		Six Months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Cash Flows from Operating Activities
Net loss for the period	(1,990,249)	(18,097)	(2,776,611)	(45,890)
Adjustments for non-cash items:
Stock-based compensation (Notes 9 and 11)	589,653	-	668,227	-
	(1,400,596)	(18,097)	(2,108,384)	(45,890)
Changes in non-cash working capital:
Other receivables	(43,822)	29,232	(53,899)	27,240
Prepaid expenses and deposits	259,318	-	(352,548)	-
Accounts payable and accrued liabilities	(132,702)	(534)	(48,712)	75,562
Amounts due to related parties	(6,192)	3,955	(6,192)	(57,680)
Cash Flows (used in) provided by Operating Activities	(1,323,994)	14,556	(2,569,733)	(768)

Cash Flows from Financing Activities
Proceeds from private placement financing (Note 8)	-	-	4,220,170	18,750
Issuance costs paid on financing (Note 8)	-	-	(129,211)	-
Proceeds from exercise of warrants (Notes 8 and 10)	18,605	-	18,605	-
Proceeds received for shares to be issued upon exercise of warrants (Note 8)	1,750	-	1,750	-
Cash Flows provided by Financing Activities	20,355	-	4,111,314	18,750

(Decrease) increase in cash	(1,303,639)	14,556	1,541,581	17,982
Effect of foreign exchange on cash	(2,103)	-	(4,373)	-
Cash, beginning of period	2,942,685	213,616	99,735	210,190
Cash, end of period	1,636,943	228,172	1,636,943	228,172

Supplemental Information
Shares issued for mineral property interests (Note 8)	-	-	-	25,500
Shares issued pursuant to AP settlement (Note 8)	-	73,500	-	73,500

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

1. Nature of Operations and Going Concern

Deep Sea Minerals Corp. (formerly “Copperhead Resources Inc.”) (the “Company”) was incorporated on February 17, 2022 under the Business Corporations Act (British Columbia). The Company’s registered office and records office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada. The Company’s head office and mailing address is located at Suite 1600 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada. The Company’s common shares are publicly traded on the Canadian Securities Exchange (the “CSE”) under the stock symbol “SEAS,” on the OTCQB Venture Market under the symbol “DSEAF,” and on the Frankfurt Stock Exchange under the symbol “X45”.

As at December 31, 2025, the Company was a junior mining issuer engaged in the business of acquiring and exploring mineral resource properties, with a focus on critical minerals and precious metals. On January 26, 2026, the Company changed its name to Deep Sea Minerals Corp. to better reflect the nature of business, following a “Change of Business” under the policies of the CSE (the “Change of Business”). The Company has now shifted its strategy to become a subsea mineral exploration and development company focused on evaluating opportunities to support the supply of minerals through the acquisition, exploration and development of deep-sea mineral assets. The recovery of the amounts comprising deep-sea mineral assets is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development, and upon future profitable production.

On May 26, 2026 (the “Effective Date”), the Company received approval from the CSE and completed a split (the “Share Split”) of the common shares (each, a “Pre-Split Share”) in the capital of the Company on the basis of two (2) post-split common shares (each, a “Post-Split Share”) for each one (1) issued and outstanding Pre-Split Share. The Post-Split Shares commenced trading on the CSE on the Effective Date. As a result of the Share Split, all outstanding common shares, stock options, warrants, and restricted share units’ information, and all equity-related disclosures presented in these unaudited condensed interim consolidated financial statements have been retroactively adjusted on this basis.

These unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2026, the Company had not yet achieved profitable operations, had accumulated losses of $3,646,811 (December 31, 2025 – accumulated losses of $884,173) since its inception, and expects to incur further losses in the development of its business, all of which casts significant doubt about the Company’s ability to continue as a going concern. A number of alternatives, including but not limited to, selling an interest in one or more of its assets or completing a financing, are being evaluated with the objective of funding ongoing activities and obtaining working capital. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and meet its obligations as they become due. Although the Company completed a private placement financing for gross proceeds of $4,220,170, which improved the Company’s liquidity position (see Note 8 for details), it is not possible to predict whether financing efforts will continue to be successful in the future or if the Company will attain profitable levels of operations. Accordingly, the Company has concluded that significant doubt exists about its ability to continue as a going concern for a period of at least 12 months from the issuance date of these unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited condensed interim consolidated financial statements. Such adjustments could be material.

2. Basis of Preparation

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been presented in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. The unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required for full annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

2. Basis of Preparation (continued)

(b) Basis of Presentation

These unaudited condensed interim consolidated financial statements were prepared under the historical cost basis except for financial instruments which are measured at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, as follows:

Name	Jurisdiction	Percentage Owned
Deep Sea Minerals Corp.	British Columbia, Canada	100%
American Deep Sea Minerals Corp. [1]	Texas, United States	100%
Deep Sea Minerals (Cook Islands) Limited	Cook Islands	100%

[1]	Subsidiary’s name was changed from American Ocean Minerals Corp. on April 9, 2026.

These unaudited condensed interim consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

(d) Functional Currency

These unaudited condensed interim consolidated financial statements for the Company and its subsidiaries are prepared using their functional currencies. Functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Company is Canadian dollars (“CAD”). The functional currency of Deep Sea Minerals Corp. is the Canadian dollar. For American Deep Sea Minerals Corp. and Deep Sea Minerals (Cook Islands) Limited, their functional currency is the US dollar and New Zealand dollar, respectively.

(e) Significant Accounting Judgments and Estimates

The preparation of these unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the period. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates. These are consistent with those disclosed in Note 2(e) of the Company’s audited consolidated financial statements for the year ended December 31, 2025, unless otherwise noted.

3. Summary of Material Accounting Policies

The material accounting policies applied by the Company in these unaudited condensed interim consolidated financial statements are the same as those disclosed in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2025, unless otherwise noted below.

(a) Adoption of New Accounting Policies

The Company adopted the following amendments, effective January 1, 2026. The changes were made in accordance with the applicable transitional provisions. The Company had assessed that there was no material impact upon the adoption of these amendments on its consolidated financial statements:

IFRS 9 – Financial Instruments (“IFRS 9”) and IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued narrow scope amendments to IFRS 9 and IFRS 7. The amendments were incorporated into Part I of the CPA Canada Handbook – Accounting in October 2024. The amendments provide clarification that a financial liability is derecognized on the ‘settlement date,’ i.e., the date on which the liability is extinguished as the obligation specified in the contract is discharged or cancelled or expired and provide an accounting policy option to derecognize a financial liability that is settled in cash using an electronic payment system before the settlement date if specified criteria are met. An entity that elects to apply this derecognition option shall apply it to all settlements made through the same electronic payment system.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

3. Summary of Material Accounting Policies (continued)

(a) Adoption of New Accounting Policies (continued)

IFRS 9 – Financial Instruments (“IFRS 9”) and IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”) (continued)

The amendments also clarify how to assess the contractual cash flow characteristics of financial assets with contingent features, including environmental, social and corporate governance (ESG) linked features and clarify that, for a financial asset to have ‘non-recourse’ features, the entity’s ultimate right to receive cash flows must be contractually limited to the cash flows generated by specified assets. The amendments also include factors that an entity should consider when assessing the cash flows underlying a financial asset with non-recourse features (the ‘look through’ test), clarify the characteristics of the contractually linked instruments that distinguish them from other transactions; and add new disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and financial instruments that have certain contingent features.

4. Other Receivables

As at June 30, 2026, the Company’s other receivables balance comprises amounts of $58,748 (December 31, 2025 – $4,849) in respect of Goods and Services Tax/Harmonized Sales Tax refunds. Subsequent to period-end, the Company received these sales tax refunds in full.

5. Prepaid Expenses and Deposits

As at June 30, 2026, the Company’s prepaid expenses and deposits are comprised of the following items:

	June 30, 2026	December 31, 2025
	$	$
Prepaid insurance	11,225	-
Prepaid director fees	2,100	-
Deposits made to suppliers	339,223	-
	352,548	-

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities of the Company are primarily comprised of amounts outstanding incurred in the normal course of business. The usual credit period taken for trade purchases is between 30 to 90 days.

	June 30, 2026	December 31, 2025
	$	$
Trade payables	7,495	116,628
Accrued professional fees	84,361	23,939
	91,856	140,567

7. Loan Agreement

On January 16, 2026, the Company entered into a loan agreement (the “Loan Agreement”) with an arm’s length lender (the “Lender”). Pursuant to the Loan Agreement, the Company can obtain an unsecured loan of $50,000 (the “Loan”) from the Lender, which does not bear any interest from the date of advance to April 16, 2027 (the “Maturity Date”). The Company may repay the Loan on or before the Maturity Date but, if any portion of the Loan remains outstanding following the Maturity Date, the Loan will bear an interest of 5% per annum, accrued monthly, starting on the Maturity Date, until the Loan is paid in full to the Lender. As of June 30, 2026, the Company has not drawn on the loan.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

8. Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares.

Common shares issued and outstanding as at June 30, 2026 are as follows:

	Number of Common Shares	Amount
	#	$
Balance, December 31, 2025	26,707,400	823,188
Issuance of shares from private placement	21,100,850	4,220,170
Less: Share issuance costs paid in cash	-	(129,211)
Less: Share issuance costs paid in finders’ warrants	-	(145,991)
Issuance of shares from exercise of warrants	93,026	47,011
Balance, June 30, 2026	47,901,276	4,815,167

Share capital transactions for the six months ended June 30, 2025

On January 20, 2025, the Company issued 600,000 common shares to an optionor as consideration for entering into an amendment to a property option agreement (see Note 13 for details). These common shares were valued at $25,500 based on the Company’s closing share price on the date of issuance and the amount was capitalized as mineral property interests on the consolidated statements of financial position. The amount had since been written down to $nil.

On March 4, 2025, the Company closed a non-brokered private placement (the “Private Placement”). The Company issued 500,000 common shares at a price of $0.0375 per share, for gross proceeds of $18,750.

On March 4, 2025, the Company also issued 1,960,000 common shares pursuant to an AP settlement (the “Settlement”) for an amount of $73,500 owed to a former director of the Company. The common shares were valued at the subscription price of the Private Placement. As the settlement amount was the same as the amount owed, no gain or loss was recorded on the Settlement.

Share capital transactions for the six months ended June 30, 2026

On February 6, 2026, the Company closed a non-brokered private placement of common shares in the capital of the Company (the “Shares”) by the issuance of 21,100,850 Shares at $0.20 per Share for gross proceeds of $4,220,170 (the “Offering”). In connection with the Offering, the Company paid total issuance costs of $129,211 in cash, including cash finder’s fees of $95,620 to eligible finders, and 478,100 common share purchase warrants (each, a “Finder’s Warrant”). Each Finder’s Warrant is exercisable to acquire one Share at an exercise price of $0.20 for a period of 24 months from the date of issuance.

During the six months ended June 30, 2026, 93,026 Finder’s Warrants were exercised for total cash proceeds of $18,605.

Shares to be issued

As at June 30, 2026, the Company had also received proceeds of $1,750 on an exercise of 8,750 Finder’s Warrants, which was completed subsequent to period-end.

9. Stock Options

The stock option plan of the Company provides that the board of directors (the “Board”) of the Company may from time to time, in its discretion and in accordance with the CSE requirements, grant to directors, officers, consultants and employees of the Company, non-assignable and non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the total issued and outstanding common shares of the Company, exercisable for a period of up to five (5) years from the date of the grant.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

9. Stock Options (continued)

The following summarizes the option activities for the six months ended June 30, 2026 and 2025:

	2026		2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	350,000	0.05	1,950,000	0.05
Granted	1,300,000	0.51	-	-
Expired	-	-	(200,000)	0.05
Forfeited	(550,000)	0.21	-	-
Outstanding, end of period	1,100,000	0.51	1,750,000	0.05

Stock option activities for the six months ended June 30, 2026

On February 10, 2026, the Company granted 1,150,000 stock options to certain directors, officers, and consultants. The options are exercisable at a price of $0.495 per common share for a period of five years, with vesting over periods ranging from three months to 24 months. The options were valued using the Black-Scholes valuation model (“Black-Scholes”) with the following assumptions: expected volatility of 110%, expected dividend yield of 0%, risk-free interest rate of 2.89% and an expected life of five years. The grant date fair value attributable to these options was $452,784, of which stock-based compensation $74,075 and $152,649, respectively, was recorded as stock-based compensation in connection with the vesting of options during the three and six months ended June 30, 2026. On April 8, 2026, the former Chief Financial Officer (“CFO”) of the Company resigned and voluntarily forfeited 200,000 of the 300,000 previously granted to them on February 10, 2026.

On April 2, 2026, the Company granted 150,000 options to a consultant. The options are exercisable at $0.60 per common share for a period of five years, with vesting over a period of six months to 16 months. The options were valued using Black-Scholes with the following assumptions: expected volatility of 109%, expected dividend yield of 0%, risk-free interest rate of 3.10% and an expected life of five years. The grant date fair value attributable to these options was $71,331, of which stock-based compensation $19,880 and $19,880, respectively, was recorded as stock-based compensation in connection with the vesting of options during the three and six months ended June 30, 2026.

During the six months ended June 30, 2026, 350,000 stock options were forfeited by certain former directors and officers of the Company. An amount of $13,973, representing the grant date fair value of these vested options, was transferred to accumulated deficit upon the forfeitures.

The following table summarizes information of stock options outstanding and exercisable as at June 30, 2026:

Date of expiry	Number of options outstanding	Number of options exercisable	Exercise price	Weighted average remaining contractual life
	#	#	$	Years
February 10, 2031	950,000	-	0.495	4.62
April 2, 2031	150,000	37,500	0.60	4.76
	1,100,000	37,500	0.51	4.64

10. Warrants

On February 6, 2026, the Company issued 478,100 Finders’ Warrants in connection with the Offering, as disclosed in Note 8. Each Finder’s Warrant is exercisable to acquire one Share at an exercise price of $0.20 for a period of 24 months from the date of issuance. The grant date fair value of these Finder’s Warrants issued was estimated to be $145,991 using Black-Scholes with the following assumptions: expected volatility of 99%, expected dividend yield of 0%, risk-free interest rate of 2.55% and an expected life of two years.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

10. Warrants (continued)

During the six months ended June 30, 2026, 93,026 Finder’s Warrants were exercised for total cash proceeds of $18,605. Upon exercise of the Finder’s Warrants, an amount of $28,406, representing the grant date fair value of the warrants, was transferred from the Warrant Reserve to Share Capital.

The following table summarizes information of warrants outstanding as at June 30, 2026:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining life
	#	$	Years
February 6, 2028	385,074	0.20	1.61
	385,074	0.20	1.61

11. Restricted Share Units

On April 2, 2026, the Company granted 400,000 restricted share units (each, a “RSU”) to an officer. The grant date fair value of $240,000 was based on the Company’s closing share price on the date of grant and was recorded as stock-based compensation in connection with the vesting of RSUs during the three and six months June 30, 2026.

On April 15, 2026, the Company granted 200,000 RSUs to a director. The RSUs vest over a period of one year with 25% vesting every three months subsequent to the grant date. The RSUs were valued at $114,000 based on the Company’s closing share price on the date of grant, of which $49,449 was recorded as stock-based compensation in connection with the vesting of RSUs during the three and six months June 30, 2026.

On June 15, 2026, the Company granted 125,000 RSUs to an officer, which vest immediately upon grant. The grant date fair value of $206,250 was based on the Company’s closing share price on the date of grant and was recorded as stock-based compensation in connection with the vesting of RSUs during the three and six months June 30, 2026.

As at June 30, 2026, the Company had a total of 725,000 RSUs outstanding (December 31, 2025 – nil), of which 525,000 RSUs had vested.

12. Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. All related party transactions are incurred in the normal course of operations and have been measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties.

Remuneration to key management personnel and directors

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2026 and 2025 were as follows:

	Three Months ended		Six Months ended
	2026	2025	2026	2025
	$	$	$	$
Management fees	71,500	-	141,000	-
Director fees	10,349	-	14,849	-
Professional and consulting fees	68,905	5,468	123,202	15,968
	150,754	5,468	279,051	15,968

During the three and six months ended June 30, 2026, Mayfair Energy Ventures, LLC (“Mayfair”), a company controlled by the Chief Executive Officer of the Company, charged fees of $50,000 and $100,000, respectively, (2025 – $nil and $nil) for services provided to the Company, which are included in management and director fees. As at June 30, 2026, no balance was owed to Mayfair (December 31, 2025 – $nil).

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

12. Related Party Transactions (continued)

Remuneration to key management personnel and directors (continued)

During the three and six months ended June 30, 2026, Davlan Management Inc. (“Davlan”), a company owned by the former CFO of the Company, charged fees of $6,500 and $26,000, respectively, (2025 – $nil and $nil) for services provided to the Company, which are included in management and director fees. On April 8, 2026, the former CFO resigned from her position. As at June 30, 2026, no balance was owed to Davlan (December 31, 2025 – $nil).

During the three and six months ended June 30, 2026, Corporate Minds Financial Ltd. (“Corporate Minds”), a company of which the current CFO is a principal, charged fees of $15,000 and $15,000, respectively, (2025 – $nil and $nil) for services provided to the Company, which are included in management and director fees. As at June 30, 2026, no balance was owed to Corporate Minds (December 31, 2025 – $nil).

During the three and six months ended June 30, 2026, certain directors were paid fees of $10,349 and $14,849, respectively, (2025 – $nil and $nil) as consideration for services provided to the Company, which are included in management and director fees. As at June 30, 2026, $4,837 (December 31, 2025 – $nil) owing to a director was included in amounts due to related parties. The amount outstanding is unsecured, non-interest bearing and due on demand.

During the three and six months ended June 30, 2026, Geomarine Resources PLLC (“Geomarine”), a company controlled by the VP of Exploration of the Company, charged fees of $68,905 and $123,202, respectively, (2025 – $nil and $nil) for services provided to the Company, which are included in professional and consulting fees. As at June 30, 2026, no balance was owed to Geomarine (December 31, 2025 – $nil).

During the three and six months ended June 30, 2025, an entity in which a former director of the Company is also a director and shareholder, charged professional fees of $3,500 and $14,000, respectively, for services provided to the Company, which are included in professional and consulting fees. As at June 30, 2026, no balance was owed to the former director and his company (December 31, 2025 – $7,617 included in accounts payable and accrued liabilities).

During the three and six months ended June 30, 2025, a company in which a former CFO of the Company is a principal, charged professional fees of $1,968 and $1,968, respectively, for services provided to the Company, which are included in professional and consulting fees. As at June 30, 2026, no balance was owed to the former CFO and his company (December 31, 2025 – $1,065 included in accounts payable and accrued liabilities).

Other related party transactions

During the six months ended June 30, 2026, certain former officers and directors of the Company voluntarily forfeited an aggregate of 350,000 stock options upon resignations. An amount of $13,973, representing the grant date fair value of these options, was transferred to accumulated deficit upon the forfeitures.

During the three and six months ended June 30, 2026, the Company recorded stock-based compensation of $56,924 and $126,555, respectively, in connection with the vesting of options granted to its officers and directors (2025 – $nil and $nil). The Company also recorded stock-based compensation of $495,699 for the three and six months ended June 30, 2026, in connection with the vesting of RSUs granted to its officers and directors (2025 – $nil and $nil).

13. Mineral Property Interests

Red Line Project

On April 6, 2022 (the “Commencement Date”), the Company entered into an option agreement (the “Option Agreement”) with Romios Gold Resources Inc (“Romios”), pursuant to which the Company has the option to acquire 75% of Romios’ interest in a group of properties located in Northwest British Columbia, collectively referred to as the Red Line Project (the “Red Line Project”).

On January 10, 2025, the Company entered into an amendment (the “Amendment”) to the Option Agreement with Romios. As consideration for entering into the Amendment, the Company issued 600,000 common shares to Romios on January 20, 2025. The Amendment revised certain option exercise requirements, including the total exploration expenditure commitment, the timing of the remaining exploration expenditures, the timing of the remaining share and cash payments, and certain mineral claim maintenance obligations.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

13. Mineral Property Interests (continued)

Red Line Project (continued)

Pursuant to the Option Agreement, as amended, the Company can exercise the option to acquire 75% of the Red Line Project by:

i)	Incurring exploration expenditures of:

o	$75,000 within 12 months of the Commencement Date (Met);
o	$100,000 within 24 months of the Commencement Date (Met);
o	$100,000 on or before September 30, 2025; and
o	$100,000 on or before September 30, 2026.

ii)	Issuing:

o	2,000,000 common shares to Romios within 5 days of the Commencement Date (Issued on April 6, 2022);
o	1,000,000 common shares to Romios on or before June 30, 2026;

iii)	Making a cash payment of $75,000 on or before June 30, 2026; and

iv)	Enter into a joint venture with Romios to collectively operate the Red Line Project, whereby the Company’s initial interest in the joint venture shall be 75% and Romios’s initial interest shall be 25%.

On September 29, 2025, the Company withdrew from the Option Agreement on the Red Line Project, following an internal portfolio and capital allocation review by management. As the Company does not foresee any further exploration activities on the Red Line Project, an impairment of $78,000 was recorded to write down the recoverable value of the Red Line Project to $nil. As at June 30, 2026, the Company did not have any further obligations pursuant to any option payment requirements.

During the six months ended June 30, 2025, exploration and evaluation expenditures of $154 were incurred on the Red Line Project.

Twilite Gold Project

On August 18, 2025, the Company entered into an option agreement (the “Twilite Option Agreement”) with TRU Precious Metals Corp. (“TRU”) pursuant to which the Company has the option to acquire a 100% ownership interest in 65 mineral claims located in Central Newfoundland and known as the Twilite Gold Project (the “Twilite Gold Project”).

Pursuant to the Twilite Option Agreement, the Company can exercise the option to acquire a 100% interest of the Twilite Gold Project by:

i)	Paying $25,000 in cash on August 18, 2025 (paid);

ii)	On or before August 18, 2027, incurring exploration expenditures of $75,000 plus applicable tax; &

iii)	On or before August 18, 2027, paying an additional $200,000 in cash to TRU; and issuing such number of common shares to TRU as is equal in value to $300,000, at a deemed price per common share equal to the closing price of the common shares on the CSE on the day immediately prior to the share issuance.

Upon exercise of the Twilite Option Agreement, the Company will grant TRU a 2.0% net smelter returns royalty from any future mineral production at the Twilite Gold Project.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

As at December 31, 2025, management has determined to strategically focus the business, which represents a redeployment of assets and resources that constitutes a Change of Business under the policies of the CSE. As the Company intends to dispose of its interest in the Twilite Option Agreement, an impairment of $25,000 was recorded to write down the recoverable value of the Twilite Gold Project to $nil.

If the Company does not satisfy the option exercise requirements within the required time periods, the Twilite Option Agreement may be terminated, and the Company will not acquire any interest in the Twilite Gold Project.

14. General and Administrative Expenses

The Company’s general and administrative expenses for the three and six months ended June 30, 2026 and 2025 were comprised of the following:

	Three Months ended		Six Months ended
	2026	2025	2026	2025
	$	$	$	$
Office and general	26,537	952	184,768	1,405
Conferences	107,797	-	115,594	-
Website development	49,000	-	49,000	-
Dues and subscription	3,908	-	13,460	-
Insurance	6,529	-	6,529	-
	193,771	952	369,351	1,405

15. Financial Instruments and Risk Management

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring, and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s cash are held with a reputable Canadian chartered bank, which are closely monitored by management. The Company does not have any asset-backed commercial paper. The Company maintains cash deposits with Schedule I financial institution, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company manages liquidity risk by ensuring that it has sufficient cash and other financial resources available to meet its needs. The Company generates cash flow primarily from its financing activities. The Company endeavors to have sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot be reasonably predicted.

As at June 30, 2026, the Company had a cash balance of $1,636,943 (December 31, 2025 – $99,735) to settle current liabilities of $96,693 (December 31, 2025 – $151,596). The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not have any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

Price risk

The ability of the Company to explore subsea mineral assets and the future profitability of the Company are related to the market price of precious metals. The Company is not currently exposed to significant market price risk as it does not hold equity investments or commodity-based financial instruments. Management monitors precious metals prices to determine the appropriate course of action to be taken by the Company.

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

15. Financial Instruments and Risk Management (continued)

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk as certain cash balances, accounts payable, and operating expenditures are denominated in US dollars. Changes in the CAD/USD exchange rate may affect the Company’s results of operations and cash flow. Management monitors its foreign currency exposure on an ongoing basis and does not currently use derivative instruments to hedge this risk.

Capital management

The Company defines its capital as shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration and development of deep sea mineral assets. The Board does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. The properties in which the Company currently has an interest are in the exploration stage. As such, the Company has historically relied on the equity markets to fund its activities.

In addition, the Company is dependent upon external financing to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will need to raise additional funds. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There have been no changes in the Company’s approach to capital management since the end of the last reporting period.

Fair value hierarchy

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values. The Company’s financial instruments consist of cash, other receivables, accounts payable and amounts due to related parties. The fair value of these financial instruments approximates their carrying value due to their short-term nature.

The Company classifies financial instruments recognized at fair value in accordance with a fair value hierarchy that includes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

The three levels of the fair value hierarchy are described below:

●	Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

●	Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2026, the Company did not have any financial instruments carried at fair value (December 31, 2025 – $nil).

16. Segment Information

As at December 31, 2025, the Company operated in one reportable operating segment, being the acquisition and exploration of mineral properties in Canada. As the operations comprise a single reporting segment, the amounts disclosed also represent segment amounts. Following the Change of Business in January 2026, as disclosed in Note 1, the Company continues operating in one reportable operating segment, which now comprises the evaluation, acquisition and exploration of opportunities in the deep-sea minerals sector.

17. Subsequent Events

Exercise of Finder’s Warrants

Subsequent to period-end, the Company issued 8,750 common shares from Finder’s Warrants exercised for which total cash proceeds of $1,750 had been received and classified under shares to be issued as of June 30, 2026.

Second Extension of Marketing Services Agreement

On July 9, 2026, the Company entered into a second extension of its Marketing Agreement with Capital Gain Media Inc. The second extension will continue for a period of up to 90 days from the date of the extension, or until the allocated marketing budget has been exhausted. The Company has paid an upfront marketing budget of USD $100,000, plus applicable taxes, for the second extended term.

Effectiveness of Form F-10 Registration Statement

On July 31, 2026, the Company’s registration statement on Form F-10 filed with the United States Securities and Exchange Commission became effective. The Company is pursuing the proposed listing on the Nasdaq subject to satisfaction of Nasdaq’s initial listing requirements and completion of the applicable listing process.